SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to ________

Commission file number 1-6262

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BP DIRECTSAVE PLAN 4101 Winfield Road Warrenville, Illinois 60555

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BP p.l.c. 1 St. James’s Square London SW1Y 4PD England

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Investment Oversight Committee of BP Corporation
North America Inc.

We have audited the accompanying statements of assets available for benefits of the BP DirectSave Plan as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois June 12, 2006
1

EIN 36-1812780 Plan No. 052

BP DIRECTSAVE PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS thousands of dollars

	December 31,

	2005	2004

Investment in the BP Master Trust for Employee Savings Plans	$3,114	$2,566

Assets available for benefits	$3,114	$2,566

The accompanying notes are an integral part of these statements.
2

EIN 36-1812780 Plan No. 052

BP DIRECTSAVE PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2005 thousands of dollars

Additions of assets attributed to:
Participant contributions	$484
Company contributions	110
Rollover contributions	10
Net investment gain — BP Master Trust for Employee Savings Plans	203

Total additions	807

Deductions of assets attributed to:
Distributions to participants	259

Total deductions	259

Net increase in assets during the year	548

Assets available for benefits:

Beginning of year	2,566

End of year	$3,114

The accompanying notes are an integral part of this statement.
3

BP DIRECTSAVE PLAN

NOTES TO FINANCIAL STATEMENTS

1.             DESCRIPTION OF PLAN

The following description of the BP DirectSave Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for more complete information.

The Plan, established on April 1, 1988, is a defined contribution plan which is subject to and complies with the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees of BP Corporation North America Inc. (the “Company”) and its subsidiaries who are hourly employees at Company-operated retail locations, plane fueling or fuel system operations are eligible to participate in the Plan. The Company is an indirect wholly owned subsidiary of BP p.l.c. (“BP”). The Company reserves the right to amend or terminate the Plan at any time.

The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plan provides that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees. Plan assets are held in the BP Master Trust for Employee Savings Plans (the “Master Trust”). The trustee of the Master Trust is State Street Bank and Trust Company.

Fidelity Investments Institutional Services Company, Inc. is the Plan’s recordkeeper. The Company is the Plan sponsor and the Company’s Vice President, Human Resources is the Plan administrator.

Under the Plan, participating employees may contribute up to 100% of their qualified pay on a pre-tax and/or after-tax basis, subject to Internal Revenue Service (“IRS”) limits. Participants who attain age 50 before the end of the applicable year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. Participants may elect to invest in numerous investment fund options offered under the Plan. Participants may change the percentage they contribute and the investment direction of their contributions at any time throughout the year. Participants are permitted to rollover amounts representing distributions from other qualified plans.

During 2004, Company contributions were initially invested in the BP Stock Fund. Effective January 1, 2005, Company contributions are invested in funds selected by participants. Effective January 1, 2005, participants, other than eligible employees of Air BP, became eligible for a Company match equal to $0.50 for each $1.00 of employee contributions up to 4% of compensation. Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. Except where the fund provider, the recordkeeper, or the Plan have restrictions or take discretionary action responsive to frequent trading or market timing concerns, there are no restrictions on the number of transactions a participant may authorize during the year. The Plan does not provide for participant loans.

4

BP DIRECTSAVE PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

1.              DESCRIPTION OF PLAN (continued)

The benefit to which a participant is entitled is the benefit which can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeitures of Company contributions by participants who withdrew from the Plan before vesting amounted to $13,647 and $20,825 during the years ended December 31, 2005 and 2004, respectively. The Plan uses forfeitures to pay certain administrative expenses and to reduce future Company contributions.

All reasonable and necessary Plan administrative expenses are paid out of the Master Trust or paid by the Company. Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those investment options and certain other brokerage commissions, fees and expenses incurred in connection with those investment options.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Estimates.  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires estimates and assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.

Investment Valuation. All investments of the Master Trust, except as noted below, are stated at fair value generally as determined by quoted closing market prices, if available. Investments in guaranteed investment contracts and synthetic guaranteed investment contracts, which are fully benefit responsive, are valued at contract value which approximates fair value. Money market investments are valued at cost which approximates fair value. Other investments for which no quoted market prices are available are valued at fair value as determined by the trustee based on the advice of its investment consultants.

3.             INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated October 8, 2003, with respect to its qualified status under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the IRC in order to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Company’s tax counsel believe the Plan continues to meet the applicable tax qualification requirements of the IRC. The Plan sponsor reserves the right to make any amendments necessary to maintain the qualification of the Plan and trust.

5

BP DIRECTSAVE PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

4.             RISKS AND UNCERTAINTIES

Investment securities held in the Master Trust are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

5.             MASTER TRUST

All investment assets of the Plan are held in the Master Trust with the assets of other BP sponsored savings plans.

The beneficial interest of the plans in the Master Trust is adjusted daily to reflect the effect of income collected and accrued, realized and unrealized gains and losses, contributions and withdrawals, and all other transactions. The Master Trust constitutes a single investment account as defined in the master trust reporting and disclosure rules and regulations of the Department of Labor.

The Master Trust holds guaranteed investment contracts and synthetic guaranteed investment contracts in order to achieve certain fixed income objectives and to manage interest rate risk. The crediting interest rates on the contracts ranged from 4.3% to 5.8% at December 31, 2005 (3.9% to 7.6% at December 31, 2004). The average yield earned on the contracts during the years ended December 31, 2005 and 2004 was 4.4% and 4.2%, respectively. The crediting interest rates on synthetic guaranteed investment contracts are generally reset quarterly by the issuer, but can not be less than 0%. There were no guaranteed investment contracts held by the Master Trust at December 31, 2005. The contract values of synthetic guaranteed investment contracts are net of $7 million at December 31, 2005 and ($6 million) at December 31, 2004 representing the fair value of the related wrapper contracts. The Master Trust’s interest in the contracts represents the maximum potential credit loss from concentrations of credit risk associated with its investment.

Certain Master Trust investments include American Depositary Shares of BP p.l.c. (“BP ADSs”). Transactions in BP ADSs qualify as party-in-interest transactions under the provisions of ERISA. Purchases and sales of BP ADSs during 2005 amounted to $825 million and $1,041 million, respectively.

In order to provide the BP Stock Fund liquidity, BP Corporation North America Inc. has agreed to advance the Master Trust up to $200 million. Amounts borrowed by the Master Trust under the revolving loan facility do not bear interest and are repayable within three days. There were no amounts borrowed during 2005 or 2004 under the agreement.

6

BP DIRECTSAVE PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

5.             MASTER TRUST (continued)

As of December 31, 2005 and 2004, the Plan’s percentage interest in the Master Trust was 0.03% and 0.03%, respectively. The net assets of the Master Trust as of December 31, 2005 and December 31, 2004, and changes in net assets of the Master Trust for the year ended December 31, 2005 are as follows:

NET ASSETS
thousands of dollars

	December 31,

	2005	2004

Investments:
BP ADSs	$3,287,442	$3,185,260
Registered investment companies	3,089,405	2,657,274
Common collective trust funds	1,223,963	1,203,099
Money market and short-term investment funds	805,012	860,118
Synthetic guaranteed investment contracts	661,292	675,461
Guaranteed investment contracts	—	28,207

Total investments	9,067,114	8,609,419

Receivables:
Dividends and interest	809	418
Securities sold	2,373	1,355

Total assets	9,070,296	8,611,192

Accrued liabilities:
Securities purchased	—	8,859
Fees and expenses	362	481

Total liabilities	362	9,340

Net assets	$9,069,934	$8,601,852

7

BP DIRECTSAVE PLAN

NOTES TO FINANCIAL STATEMENTS (continued) 5. MASTER TRUST (continued) CHANGES IN NET ASSETS FOR THE YEAR ENDED DECEMBER 31, 2005 thousands of dollars

Additions of assets attributed to:
Transfer of assets from participating plans:
Participant contributions	$237,546
Rollover contributions	34,323
Company contributions	147,001
Loan repayments	54,422
Interest and dividends	302,769
Transfer of assets from BP Solvay 401(k) Plan	69,415
Net realized and unrealized appreciation
in fair value of investments:
BP ADSs	319,499
Registered investment companies	70,211
Common collective trust funds	108,122

Total additions	1,343,308

Deductions of assets attributed to:
Transfer of assets to participating plans:
Distributions to participants	821,063
Loans to participants	50,401
Transfer of assets to plans sponsored by other
entities:
Propex Salaried 401(k) Plan	643
Propex Hourly 401(k) Plan	1,359
Administrative expenses	1,760

Total deductions	875,226

Net increase in assets during the year	468,082

Net assets:

Beginning of year	8,601,852

End of year	$9,069,934

8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BP DIRECTSAVE PLAN

By Plan Administrator

Date: June 21, 2006	/s/ Patricia H. Miller
Patricia H. Miller
Vice-President, Human Resources
BP Corporation North America Inc.
9

BP DIRECTSAVE PLAN

EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm
10